500 PLAZA DRIVE

SECAUCUS, NJ 07094

PHONE 201-453-6400

August 24, 2012

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	The Children’s Place Retail Stores, Inc. Form 10-K for the Year Ended January 28, 2012 Filed March 23, 2012 File No. 000-23071

Dear Ms. Jenkins:

We acknowledge receipt of your letter dated August 15, 2012 related to the above referenced filing.

In order to complete our thorough review through the appropriate diligence channels, we respectfully request an extension of time to respond to the inquiries contained in the referenced letter. We currently anticipate submitting a response on or before September 14, 2012.

Please telephone me at (201) 453-7444 if there are any concerns regarding our proposed timetable.

Sincerely,

By:	/s/ Steven E. Baginski
Steven E. Baginski Chief Financial Officer

SEB/jem

cc:	Bradley P. Cost, Esq., Senior Vice President and General Counsel
Bernard L. McCracken, Vice President, Controller
John Taylor, Vice President, Finance
Gerard Amato, Director, Financial Reporting
James E. Myers, Esq., Assistant General Counsel (Corporate & Securities)